THE BANK OF NEW YORK MELLON

Depositary Receipts

101 Barclay Street

New York, New York 10286

August 3, 2016

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Corey Jennings, Office of International Corporate Finance, Division of Corporation Finance

RE:	Registration Statement on Form F-6 filed on behalf of Cellect Biotechnology Ltd. (File No. 333-212698) (the “Duplicate Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Cellect Biotechnology Ltd. (the “Company”), hereby applies to withdraw the above referenced Form F-6 and all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Duplicate Form F-6 was filed on July 27, 2016 under the Company’s CIK 0001671502 as a duplication of Form F-6, File No. 333-212678 (the “Original Form F-6”) that had been filed previously under CIK 0001680653, which is assigned to the Cellect Biotechnology Ltd. ADR facility.

The Original Form F-6 was declared effective by the Commission on July 29, 2016. Therefore, the Duplicate Form F-6 is not required and the registrant wishes to withdraw it.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212)  238-3128.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of Cellect Biotechnology Ltd.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

cc:	Bruce R. Wilde, Emmet
Marvin & Martin, LLP
bwilde@emmetmarvin.com